UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Nam Tai Property Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

629865 205

 (CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 629865 205	SCHEDULE 13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS
Peter R. Kellogg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	6,871,000 shares of Common Stock
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	6,871,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,871,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
15.2%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 629865 205	SCHEDULE 13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS
IAT Reinsurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,774,800 shares of Common Stock
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,774,800 shares of Common Stock
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,774,800 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.8%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 629865 205	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:
Nam Tai Property Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang, Baoan, Shenzhen, China
Item 2(a).	Name of Person Filing:
Peter R. Kellogg; IAT Reinsurance Company Ltd.

This statement contains information regarding shares of Common Stock that may be deemed to be beneficially owned by IAT Reinsurance Company Ltd. (“IAT”), a Bermuda corporation and Peter R. Kellogg. Mr. Kellogg is the sole holder of voting stock of IAT. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned by IAT. Although shares of Common Stock owned by IAT may be deemed to be beneficially owned by Mr. Kellogg, the filing of this statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that IAT, or any other person(s) referred herein constitute a “group” with the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
48 Wall Street, 30th floor, New York, NY 10005
Item 2(c).	Citizenship or Jurisdiction of Organization:
Peter R. Kellogg is a citizen of the USA, and IAT is a Bermuda corporation
Item 2(d).	Title of Class of Securities:
Common Stock, Par Value $0.01
Item 2(e).	CUSIP Number:
629865 205

CUSIP No. 629865 205	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ________

CUSIP No. 629865 205	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4.	Ownership.

Peter R. Kellogg:

(a)	Amount beneficially owned:
6,871,000 shares of Common Stock
(b)	Percent of class:
15.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 6,871,000 shares of Common Stock
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 6,871,000 shares of Common Stock
(iv)	Shared power to dispose or to direct the disposition of: 0

IAT Reinsurance Company Ltd.

(a)	Amount beneficially owned:
5,774,800 shares of Common Stock
(b)	Percent of class:
12.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,774,800 shares of Common Stock
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 5,774,800 shares of Common Stock
(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 629865 205	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 629865 205	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

IAT REINSURANCE COMPANY LTD.

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter. R. Kellogg